[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

March 10, 2017

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Cypress Semiconductor Corporation

Soliciting Materials filed pursuant to Rule 14a-12 on

February 17 and 23, 2017
File No. 001-10079

Dear Mr. Duchovny:

This letter is submitted on behalf of Cypress Semiconductor Corporation (the “Company”) in response to comments set forth in the letter, dated February 28, 2017 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Soliciting Materials filed pursuant to Rule 14a-12 on February 17, 2017 and February 23, 2017.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with our response below.

February 17, 2017 “Press Release” Soliciting Materials

1.                                      You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure that Mr. Rodgers has “malign[ed] the integrity of Cypress, its directors and its executives without basis,” that Mr. Rodgers is advancing “a self-serving agenda,” and “has chosen to act in this disruptive and potentially value-destructive manner.” In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Response:

We have reviewed the Staff’s comment and respectfully submit that the Company has provided the factual foundation for the above statements in its Schedule 14A filed with the Commission on March 3, 2017.   In specific response to the Staff’s inquiries, the Company calls to the Staff’s attention the facts that (i) Cypress’ Board of Directors, which included Mr. Rodgers at the time, in consultation with the Company’s advisors, affirmatively decided not to pursue a transaction with Lattice, and (ii) Ray Bingham, the Company’s Executive Chairman, joined Canyon Bridge after the announcement of its acquisition of Lattice and was not involved in Canyon Bridge’s efforts to source the Lattice transaction.  Additionally, Mr. Rodgers was a member of the Company’s Board of Directors and voted in favor of Mr. Bingham’s role and compensation as Executive Chairman.  Accordingly, the Company contends that Mr. Rodgers’ allegations regarding any purported conflicts of interest involving the Company or the appropriateness of the role of the Executive Chairman and his compensation are baseless and without merit, and the distraction that such allegations have caused, as well as the attention that the Company has been required to devote to countering such allegations have been and continue to be wasteful and value-destructive.  Given the lack of foundation underlying Mr. Rodgers’ allegations, and in light of the fact that the Board recently transitioned Mr. Rodgers out of the Company and off the Board, the Company believes it is reasonable to conclude that Mr. Rodgers is using these allegations as a method to regain his lost influence within the Company.

2.                                      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

•                 That Mr. Rodgers’s litigation is “baseless.”

•                 That Mr. Rodgers’ claims are “speculative and without merit.”

Response:

We have reviewed the Staff’s comment and acknowledge that each statement or assertion of opinion or belief must be clearly characterized as such.  The Company submits to the Staff, on a supplemental basis, that a reasonable factual basis exists for the above statements because the Company contends, and has communicated via correspondence to Mr. Rodgers as such, that Mr. Rodgers is not entitled under Delaware law to inspect the Company’s books and records because he has provided no credible basis to infer that a non-exculpated breach of fiduciary duty has occurred.  See Se. Pa. Transp. Auth. v. Abbvie Inc., C.A. Nos. 10374-VCG, 10408-VCG, 2015 WL 1753033, at *13 (Del. Ch. Apr. 15, 2015), aff’d, 132 A.3d 1 (Table), 2016 WL 235217 (Del. Jan. 20, 2016).  Additionally, we refer the Staff to the Company’s response to Item 1 above with respect to the reasonable basis for Cypress’ claims.

3.                                      Refer to the disclosure under the caption “Important Additional Information and Where to Find it.” Please tell us why you state that your directors and some of your executive officers and employees “may be deemed” participants in your solicitation. Refer to instruction 3 to Item 4 of Schedule 14A.

Response:

Instructions 3(a)(ii) and 3(a)(vi) to Item 4 of Schedule 14A state, respectively, that “[a]ny director of the registrant” and “[a]ny person who solicits proxies” are included within the definition of “participant in a solicitation.”  Rule 14a-1(l) defines “solicit” and “solicitation” broadly and non-exhaustively, to include “(i) [a]ny request for a proxy whether or not accompanied by or included in a form of proxy; (ii) [a]ny request to execute or not to execute, or to revoke, a proxy; or (iii) [t]he furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy” (emphasis added).  Under such definition, any oral or written communications relating to the Company’s solicitation in respect of the Company’s 2017 annual meeting of stockholders or in respect of the Company’s definitive consent solicitation could be viewed as constituting a “solicitation.”  Therefore, to the extent that certain of the Company’s directors, officers and employees have communicated with security holders regarding the Company’s 2017 annual meeting of stockholders or the Company’s definitive consent solicitation, they would be deemed participants in the Company’s solicitation.

If you should have any questions concerning the enclosed matters, please contact me at (650) 470-4530.

Sincerely,

/s/ Kenton J. King
Kenton J. King